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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 48939

7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C. Cataldo, Treasurer (617) 598-8952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C. Cataldo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

My Commission Expires July 6, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EATON VANCE DISTRIBUTORS, INC.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedule as of and for the year ended October 31, 2007
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Eaton Vance Distributors, Inc.:

We have audited the following financial statements of Eaton Vance Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Eaton Vance Management) for the year ended October 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Eaton Vance Distributors, Inc. as of October 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities	16

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 20, 2007

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
October 31, 2007

ASSETS	
Cash	$ 46,436,901
Investments at market value	103,464
Accounts receivable from sales of mutual fund shares	633,141
Intercompany note and interest receivable	35,147,738
Distribution fees and other receivables	25,893,687
Prepaid expenses	2,572,227
Deferred tax asset	3,572,597
TOTAL	$114,359,755
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 23,511,316
Accounts payable for mutual fund shares sold	538,591
Accounts payable to affiliates, net	1,000,156
Total liabilities	25,050,063
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding	20,000
Paid-in capital	86,414,090
Retained earnings	2,875,602
Total stockholder's equity	89,309,692
TOTAL	$114,359,755

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS
Year Ended October 31, 2007

REVENUE:	
Service agreement income	$ 147,238,841
Service fees	149,847,107
Distribution and underwriting fee revenue	14,590,462
Interest and other revenue	6,280,664
Total revenue	317,957,074
EXPENSES:	
Service fee expense	112,010,612
Distribution fee expense	100,207,495
Employee compensation and benefits	86,463,309
Other expenses	16,152,220
Total expenses	314,833,636
INCOME BEFORE INCOME TAXES	3,123,438
PROVISION FOR INCOME TAXES:	
Current	4,864,286
Deferred	(1,294,961)
Total provision for income taxes	3,569,325
NET LOSS	$ (445,887)

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended October 31, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, NOVEMBER 1, 2006	$ 20,000	$ 76,250,838	$ 3,321,489	$ 79,592,327
Net loss	-	-	(445,887)	(445,887)
Stock-based compensation	-	7,261,591	-	7,261,591
Tax benefit of stock option exercises	-	2,901,661	-	2,901,661
BALANCE, OCTOBER 31, 2007	$ 20,000	$ 86,414,090	$ 2,875,602	$ 89,309,692

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
Year Ended October 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (445,887)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income taxes	(1,294,961)
Stock-based compensation	7,261,591
Purchase of investments	(109)
Changes in:	
Investments at market value	(7,386)
Accounts receivable from sales of mutual fund shares	(108,891)
Distribution fees and other receivables	(2,049,443)
Prepaid expenses	(2,508,955)
Accounts payable and accrued liabilities	(108,052)
Accounts payable for mutual fund shares sold	97,156
NET CASH PROVIDED BY OPERATING ACTIVITIES	835,063
CASH FLOWS FROM FINANCING ACTIVITIES:	
Intercompany note receivable and interest receivable	(18,727)
Accounts payable to affiliates, net	362,144
Excess tax benefit of stock option exercises	2,901,661
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,245,078
NET INCREASE IN CASH	4,080,141
CASH, BEGINNING OF YEAR	42,356,760
CASH, END OF YEAR	$ 46,436,901
SUPPLEMENTAL INFORMATION:	
Income taxes paid	$ 970,618

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

Eaton Vance Distributors, Inc. ("the Company") is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Management ("EVM"), which is ultimately a wholly-owned subsidiary of Eaton Vance Corp. ("EVC"). Certain officers and/or directors of the Company are also officers and/or directors of EVM and EVC. Revenue is largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These financial statements were prepared from the separate records maintained by Eaton Vance Distributors, Inc., which include significant transactions with EVM and its subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Investments
Investments are recorded at market value and consist principally of money market funds and other Eaton Vance mutual funds and are carried at fair value based on quoted market prices. Net realized and unrealized holding gains or losses, as well as realized gains and losses on these investments are reflected as a component of other revenue or other expense, as appropriate. The average cost method is used to determine the realized gain or loss on securities sold.

Mutual Fund Underwriting Activities
The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold on a settlement-date basis, which approximates trade-date basis. Commission income and expense from sales of mutual fund shares are recorded on a trade-date basis.

Revenue Recognition
Service fees are recognized as services are provided to the Eaton Vance family of mutual funds. Such fees are primarily based on predetermined percentages of the market values of the assets under management. Service fees are recorded gross of any third-party service fee arrangements; the expenses associated with these third-party distribution and service arrangements are recorded in service fee expense.

Related Party Transaction

The Company has an agreement with EVM whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for EVM's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2007, the revenue earned by EVM and the costs incurred by EVM under this agreement were as follows:

Revenue earned by EVM:	
Distribution fees received from investment companies	$132,969,703
Costs incurred by EVM:	
Amortization of deferred sales commissions	$54,860,548
Deferred sales commissions	$99,187,917

In addition, the Company has a service agreement with EVM whereby EVM compensates the Company for distributing shares of investment companies for which EVM, or its wholly-owned subsidiary, Boston Management and Research ("BMR"), is the investment adviser. For its services, the Company is compensated in an amount equal to one hundred and two percent (102%) of all of the Company's operating expenses, excluding stock-based compensation, less the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with accounting principles generally accepted in the Unites States of America. For the year ended October 31, 2007 the Company earned $147,238,841 under this agreement, which is recorded as service agreement income in the accompanying Statement of Operations.

The Company has a note receivable from EVM due December 31, 2007, with a remaining principal balance of $35,000,000. Interest on the note accrues at a fixed rate of 4.97%, with interest due on a quarterly basis. Accrued interest receivable at October 31, 2007 was $147,738. The note may be prepaid in part or in full at any time. The Company recorded interest income of $1,704,327 related to the note for the year ended October 31, 2007.

In the normal course of business, the Company has transactions with other subsidiaries of EVM and EVC. These transactions resulted in a net payable to affiliates of $1,000,156 at October 31, 2007.

Income Taxes

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse.

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Stock-Based Compensation

The Company accounts for stock-based compensation expense using the fair value method. Under the fair value method, stock-based compensation expense reflects the fair value of stock-based awards measured at grant date, is recognized over the relevant service period, and is adjusted each period for anticipated forfeitures. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Stock-based compensation expense for employees who are not retirement eligible is recognized on a straight-line basis over the service or vesting period of the option (generally five

years). Prior to the implementation of SFAS No. 123R, and consistent with SFAS 123, it had been the Company's policy to recognize all stock-based compensation expense over the vesting period without regard to retirement eligibility. The Company continues to recognize all stock-based compensation expense for awards granted to retirement-eligible employees prior to November 1, 2005 over the vesting period. The Company immediately recognizes compensation expense at grant date for all retirement-eligible employees subsequent to the implementation of SFAS No. 123R on November 1, 2005. For awards granted to employees approaching retirement eligibility, of compensation expense is recognized on a straight-line basis over the period from the grant date through the retirement eligibility date.

Financial Instruments

Estimates of the fair value of financial instruments have been determined by the Company using valuation methodologies based on assumptions involving discount rates and future cash flows. Financial instruments subject to such disclosure include cash, intercompany note and interest receivable, distribution fees and other receivables, accounts payable and accrued liabilities, and accounts payable to affiliates, net. The fair value of these financial instruments approximates their carrying value as of October 31, 2007.

3. ACCOUNTING DEVELOPMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51." SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for noncontrolling interests in subsidiaries and for the deconsolidation of subsidiaries. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. The provisions of SFAS No. 160 are effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. SFAS No. 160 is effective for the Company's fiscal year that begins on November 1, 2009. Management is currently evaluating the potential impact, if any, on the Company's financial statements.

In December 2007, the FASB amended SFAS No. 141, "Business Combinations." SFAS No. 141, as amended, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The provisions of SFAS No. 141, as amended, are effective for fiscal years beginning on or after December 15, 2008. SFAS No. 141, as amended, is effective for the Company's fiscal year that begins on November 1, 2009. Management is currently evaluating the potential impact, if any, on the Company's financial statements.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") in EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under the provisions of EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. EITF 06-11 is effective for the Company's fiscal year that begins on

November 1, 2008. Management is currently evaluating the potential impact of EITF 06-11, if any, on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company's fiscal year that begins on November 1, 2008. Management is currently evaluating this standard and its impact, if any, on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements but does not in itself require any new fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS No. 157 is effective for the Company's fiscal year that begins on November 1, 2008. Management is currently evaluating this standard and its impact, if any, on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), to clarify certain aspects of accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold for tax positions, "more-likely-than-not" (i.e. greater than 50 percent), before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of November 1, 2007, as required.

FIN 48 provides that interest recognized as a result of the application of FIN 48 may be classified as either income taxes or interest expense. FIN 48 further provides that any penalties recognized as a result of applying FIN 48 may be classified in the financial statements as either income taxes or another expense classification. The classification of these items is based upon the accounting policy election of the company. The Company's historical accounting policy with respect to interest and penalties recognized for tax uncertainties has been to classify these amounts as income taxes. The Company will continue this classification upon the adoption of FIN 48.

The Company is continuing to evaluate the impact of FIN 48 on its financial statements. The Company anticipates that, upon adoption, its deferred tax assets and income taxes payable will increase by approximately $4.0 million.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At October 31, 2007, the Company had net capital of $31,127,791, which exceeds its minimum capital requirement of $1,728,737 at October 31, 2007. The ratio of aggregate indebtedness to net capital at October 31, 2007 was 0.83-to-1.

5. EMPLOYEE BENEFIT PLANS

Profit Sharing Retirement Plan
The Company has a profit sharing retirement plan for the benefit of substantially all employees. The Company contributed $1,763,469 for the year ended October 31, 2007, representing 15 percent of eligible employee compensation for the year.

Savings Plan and Trust
The Company has a Savings Plan and Trust which qualifies under Section 401 of the Internal Revenue Code. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. This plan allows participating employees to make elective deferrals up to the plan's annual limitations. The Company then matches each participant's contribution on a dollar-for-dollar basis up to a maximum of $1,040 per annum. The Company's expense under the plan was $187,360 for the year ended October 31, 2007.

6. STOCK PLANS

The Company recognized total compensation expense related to its stock-based compensation plans of $7,261,591 for the year ended October 31, 2007, which is included in employee compensation and benefits in the Statement of Operations. The total income tax benefit recognized for stock-based compensation arrangements was $1,285,315.

Stock Option Plan

EVC has a Stock Option Plan (the "1998 Plan") under which options to purchase shares of EVC's non-voting common stock may be granted to all eligible employees of the Company. No stock options may be granted under the 1998 plan with an exercise price that is less than the fair market value of the stock at the time the stock option is granted. The options granted under the 1998 Plan expire five to ten years from the date of grant; options to employees vest over a five-year period as stipulated in each grant. The 1998 Plan contains provisions that, in the event of a change of control of EVC, may accelerate the vesting of awards. A total of 40.0 million shares have been reserved for issuance under the 1998 Plan. Through October 31, 2007, options to purchase 37.8 million shares have been issued pursuant to the 1998 Plan.

On October 24, 2007 the Board of Directors approved the 2007 Stock Option Plan ("2007 Plan"). Options granted under the 2007 Plan expire ten years from the date of grant and vest over five years. The 2007 Plan contains provisions that, in the event of a change of control of the Company, may accelerate the vesting of awards. No options may be granted under the 2007 Plan with an exercise price that is less than the fair market value of the stock at the time the stock option is granted. A total of 4.0 million shares have been reserved for issuance under the 2007 Plan. Through October 31, 2007 no options have been issued pursuant to the 2007 Plan.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. EVC's stock volatility assumption is based upon its historical stock price fluctuations. The Company has no reason to believe that its future stock price volatility will differ from the past. The Company uses historical data to estimate option forfeiture rates. The expected term of options granted is derived using the simplified method in accordance with SEC Staff Accounting Bulletin No. 107 ("SAB 107"). The simplified method under SAB 107 is applicable to grants of options made through December 31, 2007. Effective for grants

subsequent to December 31, 2007, the Company will use an actual computation for the expected term of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair values of stock options granted during the year ended October 31, 2007 using the Black-Scholes option pricing model were as follows:

	October 31, 2007
Weighted average grant date fair value of options granted	$9.76
Assumptions:	
Dividend yield	1.1% to 1.5%
Volatility	25% to 27%
Risk-free interest rate	4.6% to 4.8%
Expected life of options	6.75 years

Stock option transactions under the 1998 Plan and predecessor plans are summarized as follows:

For the Year Ended October 31, 2007

(share and intrinsic value figures in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding, beginning of Period [1]	3,664	$17.90		
Granted	631	30.85		
Exercised	(681)	17.62		
Forfeited/Expired	(35)	21.96		
Options outstanding, end of period	3,579	$20.20	6.3	$106,790
Options exercisable, end of period	1,902	$16.37	5.1	$64,003
Vested or expected to vest at October 31, 2007	3,513	$20.12	6.3	$105,079

[1] Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between EVD and other wholly-owned subsidiaries of EVC during the fiscal year.

Options exercised represent newly issued EVC shares. The total intrinsic value of options exercised during the year ended October 31, 2007 was $13,603,747.

The total fair value of EVC shares vested during the year ended October 31, 2007 was $6,678,543. The Company recorded compensation expense of $6,432,013 for the year ended October 31, 2007 relating to the 1998 Plan. As of October 31, 2007, there was $8,630,172 of compensation expense related to nonvested share-based compensation arrangements granted under the 1998 Plan attributed to nonvested awards not yet recognized. That cost is expected to be recognized over a weighted-average period of 3 years.

Restricted Stock Plan

EVC has a Restricted Stock Plan administered by the Compensation Committee of the Board of Directors under which restricted stock may be granted to key employees. Shares of EVC's non-voting common stock granted under the plan are subject to restrictions on transferability and carry the risk of forfeiture, based in each case on such considerations as the Compensation Committee of EVC (the "Compensation Committee") shall determine. Unless the Compensation Committee determines otherwise, restricted stock that is still subject to restrictions upon termination of employment shall be forfeited. Restrictions on shares granted lapse five years from date of grant. A total of 2.0 million shares have been reserved under the plan.

In the year ended October 31, 2007, 8,293 shares were issued to the Company's employees pursuant to the plan at a weighted average grant date fair value of $45.22 per share. Because these shares are contingently forfeitable, compensation expense is recorded over the forfeiture period. The Company recorded compensation expense of $22,781 for the year ended October 31, 2007 relating to shares issued pursuant to this plan. As of October 31, 2007, there was $352,196 of compensation cost related to unvested awards not yet recognized. That cost is expected to be recognized over a weighted average period of 4.7 years.

A summary of the Company's activity related to EVC restricted stock for the year ended October 31, 2007, is presented below:

For the Year Ended October 31, 2007

	Shares	Weighted Average Grant Date Fair Value
Nonvested, beginning of period	-	$ -
Granted	8,293	45.22
Vested	-	-
Forfeited/Expired	-	-
Nonvested, end of period	8,293	$45.22

Employee Stock Purchase Plan

A total of 9.0 million shares of EVC's non-voting common stock have been reserved for issuance under the Employee Stock Purchase Plan. The plan qualifies under Section 423 of the United States Internal Revenue Code and permits eligible employees to direct up to 15 percent of their salaries up to a maximum of $12,500 per six-month offering period toward the purchase of EVC non-voting common stock at the lower of 90 percent of the market price of the non-voting common stock at the beginning or at the end of each six-month offering period. Through October 31, 2007, 7.2 million shares have been issued to the Company's employees pursuant to this plan. The Company recorded compensation expense of $230,922 for the year ended October 31, 2007.

Incentive Plan-Stock Alternative

A total of 4.8 million shares of EVC's non-voting common stock have been reserved for issuance under the Incentive Plan-Stock Alternative. The plan permits employees and officers to direct up to

half of their monthly and annual incentive bonuses toward the purchase of non-voting common stock at 90 percent of the average market price of the stock for the five days subsequent to the end of the offering period. Through October 31, 2007, 3.1 million shares have been issued to the Company's employees pursuant to this plan. In accordance with SFAS No. 123R, the Company recorded compensation expense of $575,875 for the year ended October 31, 2007.

7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) and (k)(2) thereof.

8. MAJOR SOURCES OF REVENUE

The Company derives its revenue primarily from underwriting and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds.

The following portfolio and related funds provided over 10 percent of the total revenue of the Company:

Tax-Managed Growth Portfolio and related funds:	
Underwriting and service fees	$72,668,587
Percent of revenue	22.9%

9. INCOME TAXES

Income taxes, stated as a percentage of income before income taxes, are comprised of the following:

Federal statutory rate	35.0%
Increases in taxes from:	
State income taxes (net of effect of federal tax)	12.8%
Non deductible meals and entertainment expense	26.9%
Stock-based compensation (incentive stock options)	38.8%
Other	0.8%
Provision for income taxes	114.3%

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. The significant components of deferred income taxes are as follows:

Deferred tax assets:	
Stock-based compensation	$2,217,356
Compensation accruals	1,226,024
Other	129,217
Gross deferred tax assets	3,572,597
Valuation allowance	-
Net deferred tax assets	$3,572,597

****

EATON VANCE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
October 31, 2007

CAPITAL - Stockholder's equity	$ 89,309,692
DEDUCTIONS:	
Nonallowable assets:	
Accounts and note receivable from affiliate	36,486,539
Distribution fees and other receivables	15,547,273
Prepaid expenses	2,572,227
Deferred tax asset	3,572,597
Total deductions	58,178,636
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	31,131,056
HAIRCUTS ON SECURITIES	3,265
NET CAPITAL	$ 31,127,791
AGGREGATE INDEBTEDNESS:	
Accounts payable for mutual fund shares sold	$ 80,789
Accounts payable and accrued liabilities	23,511,316
Accounts payable to affiliate	2,338,956
TOTAL AGGREGATE INDEBTEDNESS	$ 25,931,061
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000)	$ 1,728,737
EXCESS NET CAPITAL	$ 29,399,054
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.83

There are no material differences between the net capital computation above and that per the FOCUS report as filed.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

December 20, 2007

To the Board of Directors of
Eaton Vance Distributors, Inc.
255 State Street
Boston, MA 02109

In planning and performing our audit of the financial statements of Eaton Vance Distributors, Inc. (the "Company") as of and for the year ended October 31, 2007 (on which we issued our report dated December 20, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END